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                                June 16, 2020

       Anthony M. Jabbour
       Chief Executive Officer
       Dun & Bradstreet Holdings, Inc.
       103 John F. Kennedy Parkway
       Short Hills, New Jersey 07078

                                                        Re: Dun & Bradstreet
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 9, 2020
                                                            File No. 333-239050

       Dear Mr. Jabbour :

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors
       Our amended and restated certificate of incorporation will designate the Court of Chancery of the
       State of Delaware..., page 46

   1. We note your revised disclosure that your amended and restated certificate of incorporation includes
an exclusive forum selection provision. Given the provision's applicability to
federal securities laws, please state that there is uncertainty as to whether a court would enforce
such provision.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Anthony M. Jabbour
Dun & Bradstreet Holdings, Inc.
June 16, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Adam Phippen at 202-551-3336 or Ta Tanisha Meadows at 202-551-
3322 if you have questions regarding comments on the financial statements and related matters.
Please contact Jennifer L pez at 202-5551-3792 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameAnthony M. Jabbour                       Sincerely,
Comapany NameDun & Bradstreet Holdings, Inc.
                                                           Division of
Corporation Finance
June 16, 2020 Page 2                                       Office of Trade &
Services
FirstName LastName